SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HLTH CORPORATION
(Name of Subject Company (Issuer))

HLTH CORPORATION (Issuer)
(Name of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
40422Y101
(CUSIP Number of Class of Securities)
CHARLES A. MELE, ESQ.
HLTH CORPORATION
669 RIVER DRIVE, CENTER 2
ELMWOOD PARK, NEW JERSEY 07407-1361
(201) 703-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on behalf of Filing Persons)

Copy To:
STEVEN L. GROSSMAN, ESQ.
LOREN J. WEBER, ESQ.
O’MELVENY & MYERS LLP
1999 AVENUE OF THE STARS, 7TH FLOOR
LOS ANGELES, CALIFORNIA 90067
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$704,000,000	$27,667.20

(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 80,000,000 shares of common stock at the offer price of $8.80 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $39.30 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $27,667.20	Filing Party: HLTH Corporation
Form or Registration No.: Schedule TO	Date Filed: October 27, 2008
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2008, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on November 10, 2008 (collectively, the “Schedule TO”), relating to the offer (the “Offer”) by HLTH Corporation, a Delaware corporation (the “Company”), to purchase up to 80,000,000 shares of its common stock, par value $0.0001 per share, at a price of $8.80 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
ITEMS 1, 2, 4, 6 and 11.
Items 1, 2, 4, 6 and 11 of the Schedule TO are hereby amended and supplemented to include the following:
On November 13, 2008, the Company waived the minimum condition in the Offer to Purchase which would have required that at least 40,000,000 shares be properly tendered and not properly withdrawn prior to the expiration of the Offer. The Company will purchase up to 80,000,000 shares validly tendered and not properly withdrawn prior to the expiration of the Offer, upon the terms and subject to the remaining conditions of the Offer. See Section 1 (“Number of Shares; Proration”) and Section 7 (“Conditions of the Tender Offer”) of the Offer to Purchase.
Filed with this Amendment to the Schedule TO as Exhibit (a)(1)(O) is the press release issued by the Company on November 13, 2008 announcing the waiver of the minimum condition.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(1)(O) Press Release dated November 13, 2008.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 13, 2008

HLTH CORPORATION
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated October 27, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release dated October 27, 2008.

(a)(1)(H)*	Summary Advertisement.

(a)(1)(I)*	Letter to Stockholders.

(a)(1)(J)*	Letter to Participants in the HLTH 401(k) Savings and Employee Stock Ownership Plan.

(a)(1)(K)*	Letter to Participants in the Porex Corporation 401(k) Savings Plan.

(a)(1)(L)*	Letter to Participants in the Emdeon Business Services 401(k) Savings Plan.

(a)(1)(M)*	Letter to Vested Stock Option Holders.

(a)(1)(N)*	Email communication to Employees.

(a)(1)(O)**	Press Release dated November 13, 2008.

(a)(5)(A)*	Risk Factors.

(b)	Not Applicable.

(d)(1)	HLTH Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.46 to the Company’s Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A).

(d)(2)	HLTH Corporation 1996 Stock Plan, as amended and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-70553) filed February 10, 1999).

(d)(3)	HLTH Corporation 2000 Long-Term Incentive Plan, as amended (incorporated by reference to Annex E to the Proxy Statement/Prospectus, filed on August 14, 2006, and included in the Company’s Registration Statement on Form S-4 (No. 333-39592)).

(d)(4)	HLTH Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO on October 27, 2008.

**	Filed herewith.